Exhibit 21.1

SUBSIDIARIES OF RAVE RESTAURANT GROUP, INC.

Name of Subsidiary	Jurisdiction of Organization

Pizza Inn, Inc.*	Missouri
(d/b/a Pizza Inn)

Pie Five Pizza Company, Inc.*	Texas
(d/b/a Pie Five Pizza Company or Pie Five)

Pie Five Restaurants, Inc.*	Texas

PIBC Holding, Inc.*	Texas

Pizza Inn Beverage Corp.*	Texas

Pie Five Beverage Corp.*	Texas

* Does business under its corporate name as well as any referenced assumed name.